Subject to Completion, Pricing Supplement dated November 18, 1997

PROSPECTUS Dated June 2, 1997                     Pricing Supplement No. 21 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-27919
Dated June 2, 1997                                        Dated         , 1997
                                                                Rule 424(b)(3)
                              $
                Morgan Stanley, Dean Witter, Discover & Co.
                        MEDIUM-TERM NOTES, SERIES C
                          Senior Fixed Rate Notes


             % MANDATORILY EXCHANGEABLE NOTES DUE JUNE 1, 1999


 Mandatorily Exchangeable For the Cash Value of Shares of Common Stock of
                             UNUM CORPORATION

               The        % Mandatorily Exchangeable Notes due June 1, 1999
(the "Notes") are Medium-Term Notes, Series C (Senior Fixed Rate Notes) of Morgan Stanley, Dean Witter, Discover & Co. (the "Company"), as further described below and in the Prospectus Supplement under "Description of Notes--Fixed Rate Notes" and "--Exchangeable Notes."

               The principal amount of each of the Notes being offered hereby
will be $          (the "Initial Price").  The Notes will mature on June 1,
1999.  Interest on the Notes, at the rate of       % of the principal amount
per annum, is payable quarterly in arrears on each March 1, June 1, September 1 and December 1, beginning March 1, 1998.

               At maturity (including as a result of acceleration or otherwise), the principal amount of each Note will be mandatorily exchanged by the Company into cash with a value equal to the Maturity Price (as defined herein) of a number of shares of the common stock, $0.10 par value per share (the "UNUM Stock"), of UNUM Corporation ("UNUM") at the Exchange Rate. The Exchange Rate is equal to, subject to certain adjustments, (a) if the Maturity
Price is greater than or equal to $         (the "Threshold Appreciation
Price"),              of the product of the Exchange Factor (as defined
herein) and one share of UNUM Stock per Note, (b) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, a fraction of the product of the Exchange Factor and one share of UNUM Stock so that the value of such fraction (determined at the Maturity Price) equals the Initial Price and (c) if the Maturity Price is less than or equal to the Initial Price, the product of the Exchange Factor and one share of UNUM Stock per Note. The Exchange Factor will be set initially at 1.0, but will be subject to adjustment upon the occurrence of certain corporate events.
Because the Exchange Rate varies depending on the Maturity Price, holders of the Notes will not necessarily receive at maturity an amount equal to the principal amount thereof. See "Exchange at Maturity," "Exchange Factor" and "Antidilution Adjustments" in this Pricing Supplement.

               Interest on the Notes will accrue at a higher rate than the rate at which dividends have been paid on the UNUM Stock. The opportunity for equity appreciation afforded by an investment in the Notes is less than that afforded by an investment in the UNUM Stock because at maturity a holder may receive cash in an amount that is less than the Maturity Price of one share of UNUM Stock per Note if the Maturity Price has appreciated above the Initial Price. The amount of cash received by a holder of the Notes upon exchange at maturity, determined as described herein, may be more or less than the principal amount of the Notes.

               UNUM is not affiliated with the Company, is not involved in this offering of Notes and will have no obligations with respect to the Notes. See "Historical Information" in this Pricing Supplement for information on the range of Market Prices for UNUM Stock.

               The Company will cause the Maturity Price, any adjustments to the Exchange Factor and any other antidilution adjustments to be determined by the Calculation Agent for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

               THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFER AND MAY ONLY BE TRANSFERRED WITH THE PRIOR APPROVAL OF THE COMPANY. SEE "RESTRICTIONS ON TRANSFER" ON PS-4 AND PS-5 IN THIS PRICING SUPPLEMENT.

               An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-5 through PS-7 herein.

                               ------------
                    PRICE        % AND ACCRUED INTEREST
                               ------------


                                            Agent's          Proceeds to
                 Price to Public(1)      Commissions(2)      Company(1)
                 ------------------      --------------      -----------
Per Note....             %                     %                  %
Total.......             $                     $                  $

------------
(1) Plus accrued interest, if any, from                  , 1997.

(2) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.


Information contained in this preliminary pricing supplement is subject to completion or amendment. These securities may not be delivered prior to the time a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                        MORGAN STANLEY DEAN WITTER


Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

Principal Amount..............   $

Maturity Date.................   June 1, 1999

Interest Rate.................       % per annum

Interest Payment Dates........   March 1, June 1, September 1 and December 1,
                                 beginning March 1, 1998

Specified Currency............   U.S. Dollars

Issue Price...................       %

Original Issue Date
  (Settlement Date)...........            , 1997

Book Entry Note or
  Certificated Note...........   Certificated

Senior Note or Subordinated
  Note........................   Senior

Denominations.................   $      and integral multiples thereof

Trustee.......................   The Chase Manhattan Bank

Agent.........................   Morgan Stanley & Co. Incorporated

Exchange at Maturity..........   At maturity (including as a result of
                                 acceleration or otherwise), the principal
                                 amount of each Note will be mandatorily
                                 exchanged by the Company, upon delivery of
                                 such Note to the Trustee, into cash with a
                                 value equal to the Maturity Price of a number
                                 of shares of UNUM Stock at the Exchange Rate.
                                 The Exchange Rate is equal to (a) if the
                                 Maturity Price is greater than or equal to
                                 $     (the "Threshold Appreciation Price"),
                                            of the product of the Exchange
                                 Factor and one share of UNUM Stock per Note,
                                 (b) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, a fraction of the product of the Exchange Factor and one share of UNUM Stock so that the value of such fraction (determined at the Maturity Price) equals the Initial Price and (c) if the Maturity Price is less than or equal to the Initial Price, the product of the Exchange
                                 Factor and one share of UNUM Stock per Note, subject in each case to any applicable antidilution adjustments as set forth under "Antidilution Adjustments" below.

                                 The Company shall, or shall cause the
                                 Calculation Agent to, deliver cash to the
                                 Trustee for delivery to the holders.  The
                                 Calculation Agent shall calculate the
                                 Maturity Price and the Exchange Factor and
                                 determine the Exchange Rate applicable at the maturity of the Notes. References to payment
                                 "per Note" refer to each $       principal
                                 amount of any Note.

Exchange Factor...............   The Exchange Factor will be set initially at
                                 1.0, but will be subject to adjustment upon the occurrence of certain corporate events through and including the second NYSE Trading
                                 Day immediately prior to maturity.  See
                                 "Antidilution Adjustments" below.

Initial Price.................   $

Maturity Price................   The Maturity Price of the Notes will be
                                 determined by the Calculation Agent and will equal the arithmetic average of the products
                                 (each a "Product") of (i) the Market Price of one share of UNUM Stock and (ii) the Exchange
                                 Factor, each as determined on the 5 scheduled
                                 NYSE Trading Days during the Calculation
                                 Period (each a "Determination Date");
                                 provided that, if a Market Disruption Event
                                 (as defined below) occurs on any such
                                 Determination Date (consequently, a
                                 "Non-Determination Date"), then the
                                 Calculation Agent shall disregard such
                                 Non-Determination Date and shall weight the Product for each succeeding Determination
                                 Date during the Calculation Period to ratably distribute the intended weight of such Non-Determination Date across the remaining
                                 Determination Dates.  Accordingly, if a
                                 Market Disruption Event occurs during the Calculation Period, the weightings of the Products for the Determination Dates will be calculated as follows: (A) each Determination
                                 Date preceding the first Market Disruption
                                 Event will receive a weighting of 1/5 and (B) each Determination Date following a Market
                                 Disruption Event will receive a weighting that equals a fraction (i) the numerator of which will be the fraction that equals 1 minus the sum of the weights of all preceding
                                 Determination Dates and (ii) the denominator of which will be the number of scheduled
                                 Determination Dates from and including such Determination Date to and including the last scheduled Determination Date in the
                                 Calculation Period.  If there is no
                                 succeeding NYSE Trading Day on which a Market
                                 Disruption Event has not occurred, the
                                 product shall be determined on the last NYSE
                                 Trading Day in the Calculation Period
                                 notwithstanding the occurrence of a Market
                                 Disruption Event on such NYSE Trading Day and, if any scheduled NYSE Trading Day during the Calculation Period is not an actual NYSE
                                 Trading Day, the Market Price of UNUM Stock for such scheduled NYSE Trading Day shall be determined as of the earliest practicable time (which may be after such scheduled NYSE
                                 Trading Day).

                                 All percentages resulting from any
                                 calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to
                                 9.87655% (or .0987655)), and all dollar
                                 amounts used in or resulting from such
                                 calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Calculation Period............   The period from and including May 21, 1999 to
                                 and including the second scheduled NYSE
                                 Trading Day immediately preceding the
                                 Maturity Date.

Market Price..................   If UNUM Stock (or any other security for
                                 which a Market Price must be determined) is listed on a national securities exchange, is a security of The Nasdaq National Market
                                 ("NASDAQ NMS") or is included in the OTC
                                 Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), the
                                 Market Price for one share of UNUM Stock (or one unit of any such other security) on any NYSE Trading Day means (i) the last reported sale price, regular way, on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which UNUM Stock (or any such other security) is listed or admitted to trading or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the NASDAQ NMS or OTC
                                 Bulletin Board on such day. If the last reported sale price is not available pursuant to clause (i) or (ii) of the preceding sentence, the Market Price for any NYSE
                                 Trading Day shall be the mean, as determined by the Calculation Agent, of the bid prices for UNUM Stock (or any such other security) obtained from as many dealers in such stock, but not exceeding three, as will make such bid prices available to the Calculation
                                 Agent. The term "NASDAQ NMS security" shall include a security included in any successor to such system and the term "OTC Bulletin
                                 Board Service" shall include any successor service thereto.

NYSE Trading Day..............   A day on which trading is generally conducted
                                 in the over-the-counter market for equity securities in the United States and on the New York Stock Exchange, as determined by the Calculation Agent.

Calculation Agent.............   Morgan Stanley & Co. Incorporated ("MS & Co.")

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in making adjustments to the Exchange Factor or other antidilution adjustments or determining the Maturity Price or any Market Price or whether a Market Disruption Event has occurred. See "Maturity Price" above and "Antidilution Adjustments" and "Market Disruption Event" below. MS & Co. is obligated to carry out its duties as Calculation Agent in good faith using its reasonable judgment.

Restrictions on Transfer......   EACH HOLDER OF A NOTE MUST HAVE A VALID
                                 BUSINESS PURPOSE FOR INVESTING IN THE NOTE,
                                 AND ITS INVESTMENT IN THE NOTE MUST BE
                                 CONSISTENT WITH ITS OVERALL INVESTMENT
                                 STRATEGY.  ANY RESALE, PLEDGE OR OTHER
                                 TRANSFER OF THE NOTE MAY BE MADE ONLY WITH
                                 THE COMPANY'S PRIOR APPROVAL AND WILL BE MADE
                                 ONLY AFTER THE DELIVERY BY THE HOLDER,
                                 PLEDGEE OR TRANSFEREE TO THE COMPANY OF (1) A
                                 CERTIFICATE TO THE EFFECT THAT SUCH HOLDER,
                                 PLEDGEE OR TRANSFEREE HAS A VALID BUSINESS
                                 PURPOSE FOR INVESTING IN THE NOTE AND THAT
                                 ITS INVESTMENT IN THE NOTE IS CONSISTENT WITH
                                 ITS OVERALL INVESTMENT STRATEGY AND (2) SUCH
                                 OTHER INFORMATION, CERTIFICATION OR
                                 DOCUMENTATION AS THE COMPANY MAY REASONABLY
                                 REQUEST TO EVIDENCE OR SUPPORT THE ACCURACY
                                 OF SUCH CERTIFICATE AND THE AUTHORITY OF THE
                                 PERSON SIGNING SUCH CERTIFICATE.  THE COMPANY
                                 MAY GRANT OR WITHHOLD ITS APPROVAL OF ANY
                                 RESALE, PLEDGE OR OTHER TRANSFER IN ITS SOLE
                                 DISCRETION, BASED ON ITS EVALUATION OF THE
                                 VALIDITY OF THE BUSINESS PURPOSE AND THE
                                 ADEQUACY OF EVIDENCE OF SUCH BUSINESS PURPOSE.

Risk Factors..................   An investment in the Notes entails
                                 significant risks not associated with similar investments in a conventional debt security, including the following:

                                 The Notes combine features of equity and debt instruments. For example, the terms of the Notes differ from those of ordinary debt securities in that the value of the UNUM Stock that a holder of the Notes will receive upon mandatory exchange of the principal amount thereof at maturity is not fixed, but is based on the price of the UNUM Stock and the Exchange Rate as determined at such price. Because the price of the UNUM Stock is subject to market fluctuations, the amount of cash received by a holder of Notes upon exchange at maturity, determined as described herein, may be more or less than the principal amount of the Notes. If the Maturity Price of the UNUM Stock is less than the Initial Price, the amount of cash receivable upon exchange will be less than the principal amount of the Notes, in which case an investment in the Notes may result in a loss. Because the Maturity Price will be based upon an average of closing values of UNUM Stock on specified days (the Determination Dates), a significant increase in the value of UNUM Stock as measured on the final Determination Date, or any earlier Determination Date, may be substantially or entirely mitigated by the values of UNUM Stock on the other Determination Dates.

                                 The opportunity for equity appreciation
                                 afforded by an investment in the Notes is less than that afforded by an investment in the UNUM Stock because at maturity a holder will receive cash in an amount that is less than the Maturity Price of one share of UNUM Stock per Note if the Maturity Price of such UNUM Stock has appreciated above the Initial Price.

                                 Although the amount that holders of the Notes are entitled to receive at maturity is subject to adjustment for certain corporate events, such adjustments do not cover all events that could affect the Market Price of the UNUM Stock, including, without limitation, the occurrence of a partial tender or exchange offer for the UNUM Stock by UNUM or any third party. Such other events may adversely affect the market value of the Notes.

                                 There can be no assurance as to whether the Notes will trade in the secondary market or, if there is such a secondary market, whether such market will be liquid or illiquid. Securities with characteristics similar to the Notes are novel securities, and there is currently no secondary market for the Notes. Transfer restrictions on the Notes will further impact the liquidity of the market. The Notes may be transferred only to investors with a valid business purpose for investing in the Notes and only if the Company has granted its approval of the transfer. See "Restrictions on Transfer" above.

                                 The market value for the Notes will be
                                 affected by a number of factors in addition to the creditworthiness of the Company and the value of UNUM Stock, including, but not limited to, the volatility of UNUM Stock, the dividend rate on UNUM Stock, market interest and yield rates and the time remaining to the maturity of the Notes. In addition, the value of UNUM Stock depends on a number of interrelated factors, including economic, financial and political events, that can affect the capital markets generally and the market segment of which UNUM is a part and over which the Company has no control. The market value of the Notes is expected to depend primarily on changes in the Market Price of UNUM Stock. The price at which a holder will be able to sell Notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, the Market Price of UNUM Stock is below, equal to or not sufficiently above the Initial Price. The historical Market Prices of UNUM Stock should not be taken as an indication of UNUM Stock's future performance during the term of any Note.

                                 The Notes will not be listed on any national securities exchange or accepted for quotation on a trading market and, as a result, pricing information for the Notes may be difficult to obtain.

                                 The Company is not affiliated with UNUM and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning UNUM, corporate events of UNUM, including those described below in "Antidilution Adjustments," are beyond the Company's ability to control and are difficult to predict.

                                 UNUM is not involved in the offering of the Notes and has no obligations with respect to the Notes, including any obligation to take the interests of the Company or of holders of Notes into consideration for any reason.
                                 UNUM will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Notes offered hereby.

                                 Holders of the Notes will not be entitled to any rights with respect to the UNUM Stock (including, without limitation, voting rights, the rights to receive any dividends or other distributions in respect thereof and the right to tender or exchange UNUM Stock in any partial tender or exchange offer by UNUM or any third party).

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain adjustments to the Exchange Factor and other antidilution adjustments that may influence the determination of the amount of cash receivable at the maturity of the Notes. See "Antidilution Adjustments" and "Market Disruption Event."

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

Antidilution Adjustments......   The Exchange Factor (and, in the case of
                                 paragraph 5 below, the determination of the Exchange Rate) will be adjusted as follows:

                                   1.  If UNUM Stock is subject to a stock
                                 split or reverse stock split, then once
                                 such split has become effective, the
                                 Exchange Factor will be adjusted to equal the product of the prior Exchange Factor and the number of shares issued in such stock split or reverse stock split with respect to one share of UNUM Stock.

                                   2.  If UNUM Stock is subject (i) to a
                                 stock dividend (issuance of additional
                                 shares of UNUM Stock) that is given
                                 ratably to all holders of shares of UNUM
                                 Stock or (ii) to a distribution of UNUM
                                 Stock as a result of the triggering of any provision of the corporate charter of UNUM by any shareholder that is not a holder of the Notes, then once the dividend has become effective and UNUM Stock is trading ex-dividend, the Exchange Factor will be adjusted so that the new Exchange Factor shall equal the prior Exchange Factor plus the product of (i) the number of shares issued with respect to one share of UNUM Stock and (ii) the prior Exchange Factor.

                                   3.  There will be no adjustments to the
                                 Exchange Factor to reflect cash dividends or other distributions paid with respect to UNUM Stock other than distributions described in clause (v) of paragraph 5 below and Extraordinary Dividends as described below. A cash dividend or other distribution with respect to UNUM Stock will be deemed to be an "Extraordinary Dividend" if (i) such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for UNUM Stock by an amount equal to at least 3% of the Market Price of UNUM Stock on the NYSE Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date") or (ii) UNUM publicly declares such cash dividend or other distribution to be extraordinary or non recurring. If an Extraordinary Dividend occurs with respect to UNUM Stock, the Exchange Factor with respect to UNUM Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Exchange Factor will equal the product of (i) the then current Exchange Factor and (ii) a fraction, the numerator of which is the Market Price on the NYSE Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the NYSE Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for UNUM Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary
                                 Dividend for UNUM Stock or (ii) in the
                                 case of cash dividends or other
                                 distributions that do not constitute
                                 quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the UNUM Stock described in clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Exchange Factor pursuant only to clause (v) of paragraph 5.

                                   4.  If UNUM issues rights or warrants to
                                 all holders of UNUM Stock to subscribe for or purchase UNUM Stock at an exercise price per share less than the Market Price of the UNUM Stock on (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Notes, then the Exchange Factor will be adjusted to equal the product of the prior Exchange Factor and a fraction, the numerator of which shall be the number of shares of UNUM Stock outstanding immediately prior to such issuance plus the number of additional shares of UNUM Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of UNUM Stock outstanding immediately prior to such issuance plus the number of additional shares of UNUM Stock which the aggregate offering price of the total number of shares of UNUM Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price.

                                   5.  If (i) there occurs any
                                 reclassification or change of UNUM Stock,
                                 (ii)  UNUM, or any surviving entity or
                                 subsequent surviving entity of UNUM (a
                                 "UNUM Successor") has been subject to a
                                 merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of UNUM or any UNUM Successor with another corporation occurs (other than pursuant to clause (ii) above), (iv) UNUM is liquidated, (v) UNUM issues to all of its shareholders equity securities of an issuer other than UNUM (other than in a transaction described in clauses (ii),
                                 (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer is consummated for all the outstanding shares of UNUM Stock (any such event in clauses
                                 (i) through (vi) a "Reorganization
                                 Event"), the method of determining the
                                 Exchange Rate in respect of the amount
                                 payable upon exchange at maturity for each Note will be adjusted to provide that each holder of Notes will receive at maturity, in respect of the principal amount of each Note, cash in an amount equal to (a) if the Transaction Value (as defined below) is greater than or equal to the Threshold Appreciation Price, multiplied by the Transaction Value, (b) if the Transaction Value is less than the Threshold Appreciation Price but greater than the Initial Price, the Initial Price and (c) if the Transaction Value is less than or equal to the Initial Price, the Transaction Value; provided that, if the Exchange Property (as defined below) received in any such Reorganization Event consists only of cash, the maturity date of the Notes will be deemed to be accelerated to the date on which such cash is distributed to holders of UNUM Stock. "Exchange Property" means the securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the share of UNUM Stock with respect to which the spun-off security was issued. "Transaction Value" means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of UNUM Stock, as adjusted by the Exchange Factor, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value of such Exchange Property received for each share of UNUM Stock at the date of the receipt of such Exchange Property, as adjusted by the Exchange Factor, as determined by the Calculation Agent and
                                 (iii) for any security received in any
                                 such Reorganization Event, an amount equal to the Market Price per share of such security at the maturity of the Notes multiplied by the quantity of such security received for each share of UNUM Stock, as adjusted by the Exchange Factor.

                                 For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

                                 No adjustments to the Exchange Factor or Exchange Rate will be required unless such adjustment would require a change of at least 0.1% in the Exchange Factor or Exchange Rate then in effect. The Exchange Factor or Exchange Rate resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

                                 No adjustments to the Exchange Factor or Exchange Rate will be made other than those specified above. The adjustments specified above do not cover all events that could affect the Market Price of the UNUM Stock, including, without limitation, a partial tender or exchange offer for the UNUM Stock.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the Exchange Factor or Exchange Rate and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Exchange Factor or Exchange Rate upon written request by any holder of the Notes.

Market Disruption Event.......   "Market Disruption Event" means, with respect
                                 to UNUM Stock:

                                    (i) a suspension, absence or material
                                    limitation of trading of UNUM Stock on the primary market for UNUM Stock for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to UNUM Stock, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii) a determination by the Calculation
                                    Agent in its sole discretion that the
                                    event described in clause (i) above
                                    materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred: (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a Market Disruption Event, (4) a suspension of trading in an options contract on UNUM Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to UNUM Stock and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to UNUM Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

UNUM Stock; Public Information   UNUM and its subsidiaries are insurance
                                 providers. UNUM Stock is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the
                                 "Commission"). Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C.
                                 20549 or at its Regional Office located at Suite 1400, Citicorp Center, 500 West Madison
                                 Street, Chicago, Illinois 60661 and at Seven
                                 World Trade Center, 13th Floor, New York, New
                                 York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W.,
                                 Washington, D.C. 20549, at prescribed rates.
                                 In addition, information provided to or filed with the Commission electronically can be assessed through a Website maintained by the Commission. The address of the Commission's
                                 Website is http:/www.sec.gov. Information provided to or filed with the Commission by UNUM pursuant to the Exchange Act of 1934 can be located by reference to Commission file number 1-9254. In addition, information regarding UNUM may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

                                 THIS PRICING SUPPLEMENT RELATES ONLY TO THE
                                 NOTES OFFERED HEREBY AND DOES NOT RELATE TO
                                 UNUM STOCK OR OTHER SECURITIES OF UNUM.  ALL
                                 DISCLOSURES CONTAINED IN THIS PRICING
                                 SUPPLEMENT REGARDING UNUM ARE DERIVED FROM
                                 THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER THE COMPANY NOR THE AGENT HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO UNUM. NEITHER THE COMPANY NOR THE AGENT MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING UNUM ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF UNUM STOCK (AND THEREFORE THE INITIAL PRICE, THE THRESHOLD APPRECIATION PRICE AND THE EXCHANGE RATE APPLICABLE ABOVE THE THRESHOLD APPRECIATION PRICE) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING UNUM COULD AFFECT THE VALUE RECEIVED AT MATURITY WITH RESPECT TO THE NOTES AND THEREFORE THE TRADING PRICES OF THE NOTES.

                                 NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKE ANY REPRESENTATION TO ANY PURCHASER OF NOTES AS TO THE PERFORMANCE OF UNUM STOCK.

                                 The Company or its affiliates may presently or from time to time engage in business with UNUM including extending loans to, or making equity investments in, UNUM or providing advisory services to UNUM, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to UNUM and, in addition, one or more affiliates of the Company may publish research reports with respect to UNUM. The statement in the preceding sentence is not intended to affect the right of holders of the Notes under the securities laws. Any prospective purchaser of a Note should undertake an independent investigation of UNUM as in its judgment is appropriate to make an informed decision with respect to an investment in UNUM Stock.

Historical Information........   The following table sets forth the high and
                                 low Market Price during 1994, 1995, 1996, and during 1997 through November 18, 1997. The
                                 Market Price on November 18, 1997 was $49.
                                 The Market Prices and Dividends Per Share listed below were obtained from Bloomberg
                                 Financial Markets and the Company believes such information to be accurate. The historical prices of UNUM Stock should not be taken as an indication of future performance, and no assurance can be given that the price of UNUM Stock will not decrease so that the beneficial owners of the Notes will receive at maturity cash in an amount that is less than the principal amount of the Notes. Nor can assurance be given that the price of UNUM
                                 Stock will increase above the Threshold
                                 Appreciation Price so that at maturity the beneficial owners of the Notes will receive cash in an amount in excess of the principal amount of the Notes.

                                                              Dividends Per
            UNUM                 High            Low            Share(1)
     --------------------    ------------     -----------     -------------
     (CUSIP #90319210)
     1994
       First Quarter.....    28 (5)/(8)       24 (1)/(4)           .10
       Second Quarter....    28 (1)/(16)      22 (3)/(8)           .12
       Third Quarter.....    25               21 (9)/(16)          .12
       Fourth Quarter....    23 (3)/(8)       18 (1)/(8)           .12
     1995
       First Quarter.....    23               19 (1)/(8)           .12
       Second Quarter....    23 (15)/(16)     20 (1)/(16)          .1325
       Third Quarter.....    26 (15)/(16)     22 (13)/(16)         .1325
       Fourth Quarter....    28 (3)/(16)      25 (7)/(16)          .1325
     1996
       First Quarter.....    30 (15)/(16)     27 (15)/(16)         .1325
       Second Quarter....    31 (1)/(2)       28                   .1375
       Third Quarter.....    32 (13)/(16)     29                   .1375
       Fourth Quarter....    36 (9)/(16)      31 (1)/(16)          .1375
     1997
       First Quarter.....    39 (11)/(16)     35 (7)/(8)           .1375
       Second Quarter....    45 (3)/(4)       33 (13)/(16)         .1425
       Third Quarter.....    48 (1)/(4)       40 (11)/(16)         .1425
       Fourth Quarter
         (through
         November
         18, 1997).......    50 (7)/(8)       46 (3)/(8)           .1425

      ----------
      (1) The Company makes no representation as to the amount of dividends, if any, that UNUM will pay in the future. In any event, holders of the Notes will not be entitled to receive dividends, if any, that may be payable on UNUM Stock.

Use of Proceeds and Hedging...   The net proceeds to be received by the
                                 Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes. See also "Use of Proceeds" in the accompanying
                                 Prospectus.

                                 On or prior to the date of this Pricing
                                 Supplement, the Company, through its
                                 subsidiaries and others, may hedge its
                                 anticipated exposure in connection with the Notes by taking positions in UNUM Stock, in options contracts on UNUM stock listed on major securities markets or positions in any other instruments that it may wish to use in connection with such hedging. In the event that the Company pursues such a hedging strategy, the price at which the Company is able to purchase such positions may be a factor in determining the pricing of the Notes. Purchase activity could potentially increase the price of UNUM Stock, and therefore effectively increase the level to which UNUM Stock must rise before a holder of a Note would receive at maturity cash in an amount that is equal to or greater than the principal amount of the Notes. Although the Company has no reason to believe that its hedging activity will have a material impact on the price of UNUM Stock, there can be no assurance that the Company will not affect such price as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling the securities and instruments listed above and any other available securities and instruments.

United States Federal Income
  Taxation....................   This summary addresses certain U.S.
                                 federal income tax consequences to holders who are initial holders of the Notes purchasing the Notes at the Issue Price, and who will hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended
                                 (the "Code"). This summary is based on the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury
                                 Regulations, changes to any of which
                                 subsequent to the date of this Pricing
                                 Supplement may affect the tax consequences described herein. This summary does not address all aspects of the U.S. federal income taxation that may be relevant to a particular holder in light of its individual circumstances or to certain types of holders subject to special treatment under the U.S.
                                 federal income tax laws (e.g., certain
                                 financial institutions, insurance companies, tax-exempt organizations, dealers in options or securities, or persons who hold a Note as a part of a hedging transaction, straddle, conversion or other integrated transaction).
                                 As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

                                 As used herein, the term "Holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes, (i) a citizen or resident of the U.S., (ii) a corporation created or organized under the laws of the U.S. or any political subdivision thereof, or
                                 (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

                                 General

                                 Pursuant to the terms of the Note, the
                                 Company and every Holder of a Note agree (in
                                 the absence of an administrative
                                 determination or judicial ruling to the
                                 contrary) to characterize a Note for all tax
                                 purposes as an investment unit consisting of
                                 the following components (the "Components"):
                                 (i) a contract (the "Forward Contract") that
                                 requires the Holder of the Note to pay an
                                 amount as described below under "Settlement
                                 of the Forward Contract" and entitles the
                                 Holder to receive a cash amount at maturity
                                 as provided above in "Exchange at Maturity",
                                 and (ii) a deposit with the Company of a
                                 fixed amount of cash to secure the Holder's
                                 obligation under the Forward Contract (the
                                 "Deposit"), which Deposit is bearing a yield
                                 equal to     % per annum.  Furthermore, based
                                 on the Company's determination of the
                                 relative fair market values of the Components at the time of issuance of the Notes, the Company will allocate 100% of the Issue Price of the Notes to the Deposit and none to the Forward Contract. The Company's allocation of the Issue Price among the Components will be binding on a Holder of Notes, unless such Holder timely and explicitly discloses to the Internal Revenue Service (the "IRS") that its allocation is different from the Company's. The treatment of the Note described above and the Company's allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes. Due to the absence of authorities that directly address instruments that are similar to the Notes, Davis Polk & Wardwell, special tax counsel to the Company ("Tax Counsel"), is unable to render an opinion as to the proper U.S. federal income tax characterization of the Notes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment and the allocation described above.

                                 Tax Treatment of the Notes

                                 Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

                                 Interest on the Deposit. The Deposit will be subject to the "original issue discount" rules. A Holder will include "qualified stated interest" equal to the stated interest on the Notes in income in accordance with the Holder's method of accounting for federal income tax purposes. Additionally, each Holder, including a taxpayer who otherwise uses the cash method of accounting, will be required to include original issue discount ("OID") on the Deposit in income as it accrues, in accordance with a constant yield method based on a compounding of interest. Such method will generally cause the Holder to include OID in each accrual period in an amount equal to the product of the adjusted issue price of the Notes at the beginning of the accrual period and the yield of the Notes, less the amount of any qualified stated interest allocable to the accrual period. Because the yield on the Deposit is higher than the stated interest rate, the amount of income recognized by the Holder will generally be more than the stated interest paid to the Holder and will increase during the term of the Notes.

                                 Tax Basis.  Based on the Company's
                                 determination set forth above, the Holder's tax basis in the Deposit would initially be 100% of the Issue Price. The Holder's tax basis in the Deposit will be subsequently increased by OID accrued with respect thereto.

                                 Settlement of the Forward Contract. Upon the final settlement of the Forward Contract, a Holder would, pursuant to the Forward Contract, be deemed to have applied the Deposit (including the amount of OID accrued) toward the exchange for the cash payment at maturity, and a Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the Holder's tax basis in the Deposit.

                                 Holders should note that while the accrued but unpaid OID on the Deposit would be taxable as ordinary income, any gain or loss recognized upon the final settlement of the Forward Contract would be capital gain or loss. The distinction between capital gain or loss and ordinary gain or loss is potentially significant in several respects. For example, limitations apply to a Holder's ability to offset capital losses against ordinary income, and certain Holders may be subject to lower U.S. federal income tax rates with respect to long-term capital gain than with respect to ordinary gain. Holders should consult their tax advisors with respect to the treatment of capital gain or loss on the Notes.

                                 Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity of the Note, a Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange and such Holder's tax basis in the Note so sold or exchanged. Any such gain or loss would generally be capital gain or loss, as the case may be. Such Holder's tax basis in the Note would generally equal the Holder's tax basis in the Deposit. For these purposes, the amount realized does not include any amount attributable to accrued OID on the Deposit, which would be taxed as described under "-Interest on the Deposit" above.

                                 Possible Alternative Tax Treatments of an
                                 Investment in the Note

                                 Due to the absence of authorities that
                                 directly address the proper characterization of the Note, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Note under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

                                 The Company will take the position that the Notes are not debt instruments, and therefore, that the Contingent Payment Regulations do not apply to the Notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a Holder would be required to accrue as OID, subject to the adjustments described below, income at a "comparable yield" on the Issue Price, regardless of the Holder's usual method of accounting for federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. Furthermore, any gain realized with respect to the Note would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the Holder's prior ordinary income inclusion (which were not previously reversed) with respect to the Note.

                                 Even if the Contingent Payment Regulations do not apply to the Note, other alternative U.S. federal income characterizations or treatments of the Notes are also possible, which may also affect the timing and the character of the income or loss with respect to the Notes. It is possible, for example, that a Note could be treated as including a pre-paid forward contract. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

                                 Backup Withholding and Information Reporting

                                 A Holder of a Note may be subject to
                                 information reporting and to backup
                                 withholding at a rate of 31 percent of the amounts paid to the Holder, unless such Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.